Exhibit 1.02

Edwards Lifesciences Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

Company Overview

Edwards Lifesciences Corporation (“Edwards,” and also referred to as “we,” “us,” or “our”) is focused on technologies that treat structural heart disease and critically ill patients. A pioneer in the development and commercialization of heart valve products, we are the world’s leading manufacturer of heart valves and repair products used to replace or repair a patient’s diseased or defective heart valve. We are also a global leader in hemodynamic monitoring systems used to measure a patient’s cardiovascular function in the hospital setting.  Our products are categorized into the following main areas: Surgical Heart Valve Therapy, which combines Surgical Heart Valves and Cardiac Surgery Systems; Transcatheter Heart Valves; and Critical Care, which includes Vascular.

Background

In August 2012, pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to the use of conflict minerals, the Securities and Exchange Commission adopted a new Form SD and Section 13(p) of the Securities Exchange Act of 1934 (the “SEC regulations”).  The SEC regulations require that if a registrant is unable to determine that the conflict minerals (as defined below) necessary to the functionality or production of its products did not originate in the Democratic Republic of Congo or surrounding regions (the “DRC regions”) or that its conflict minerals did come from recycled or scrap sources, it must file a Conflict Minerals Report as an exhibit to its specialized disclosure report and make it publicly available on its website.  For purposes of this Conflict Minerals Report (this “Report”), “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.

From early 2013 until March 14, 2014 (the “diligence period”), we reviewed the parts and materials in the supply chain for products manufactured by Edwards in 2013.  As required by the SEC regulations, we conducted a reasonable country of origin inquiry (“RCOI”) of conflict minerals necessary to the functionality or production of these products.  With respect to conflict minerals that were identified as being sourced, or that we have reason to believe may have been sourced, from the DRC regions, Edwards conducted due diligence on the source and chain of custody.

Executive Summary

Based on information provided by our suppliers and manufacturers, conflict minerals are not necessary to the functionality or production of our Surgical Heart Valve and Transcatheter Heart Valve products or certain of our Critical Care and Cardiac Surgery Systems products but are necessary to the functionality or production of certain of our other Critical Care and Cardiac Surgery Systems products.  Following the RCOI and due diligence process described below, we have no reason to believe that conflict minerals necessary to the functionality or production of these other Critical Care and Cardiac Surgery Systems products directly or indirectly finance or benefit armed groups in the DRC regions.  However, because we have not received adequate responses from all affected suppliers, we are unable to determine all of facilities used to process the conflict minerals in these products or the country of origin of those conflict minerals.

Reasonable Country of Origin Inquiry

During the diligence period, Edwards conducted an RCOI, which was designed to include all of the parts and materials containing conflict minerals necessary to the functionality or production of products manufactured by Edwards in 2013.  This RCOI was conducted with the suppliers for these parts and materials (the “affected suppliers”).

The affected suppliers were contacted and requested to provide conflict minerals data in the Conflict Minerals Reporting Template, a standardized reporting template provided by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). Of the 46 affected suppliers we contacted, 27 replied with some data regarding conflict minerals and their conflict minerals compliance programs.

These 27 affected suppliers provided the names of 294 refiners or smelters (collectively, “smelters”) as the facilities used to process conflict minerals.  After reviewing, correcting, and removing alternate names, 149 of these smelters were ultimately identified as “smelters” consistent with definitions proposed by industry and the audit protocols published by the EICC-GeSI Conflict-Free Smelter Initiative (the “Conflict Free Smelter Program”).

Of these 149 smelters, 18 were identified as sourcing, or we have reason to believe may have sourced, conflict minerals from the DRC regions.  This assessment was based on information obtained directly from the smelters and from other public information available during the diligence period.

In accordance with the SEC regulations, Edwards was required to conduct due diligence on the source and chain of custody of conflict minerals from these 18 smelters, in conformance with a nationally or internationally recognized due diligence framework.

Due Diligence Process

Design of Due Diligence

Edwards has implemented a due diligence framework that has been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements (“OECD Guidance”).  We have adopted the five steps of the OECD Guidance.

Conflict Minerals Policy

We have adopted a conflict minerals policy that is publicly available on our website at www.edwards.com/conflictmineralspolicy.

Step 1 —          Establish Company Management Systems

We will communicate our conflict minerals policy, which references the OECD Guidance, to our suppliers, and make it publicly available on our website.  Our policy will be provided to customers that request conflict minerals information.  We also have an internal team tasked with supporting supply chain due diligence.  We have implemented an RCOI process and have adopted the Conflict-Free Smelter Program as a compliance standard for our due diligence.  We have recorded and stored responses from affected suppliers and smelters, and are developing a program to improve the quality and number of these responses.  We are working to incorporate conflict minerals compliance in new commercial contracts and written agreements.  A company-level grievance mechanism is being implemented, as well as an internal reporting process that covers voicing of concerns regarding conflict minerals compliance.

Step 2 —          Identify and Assess Risk in the Supply Chain

We have adopted the due diligence and risk management processes and protocols of the Conflict-Free Smelter Program.  Necessary conflict minerals and affected suppliers have been identified, and smelter data has been collected from them, as described in the RCOI section above.  Responses provided by suppliers have undergone a review for accuracy.

Step 3 —          Design and Implement a Strategy to Respond to Identified Risks

We have implemented a plan to report conflict minerals findings to a designated member of Edwards’ executive leadership team.  A process has been implemented to review supplier responses, follow up with delinquent suppliers, and update supplier information.  We are in the process of adopting a risk management process that will manage smelters that cannot provide country of origin information, identify high-risk smelters, track and record compliance information for individual smelters, and communicate these results back to the designated member of senior management.  We require new suppliers to complete EICC-GeSI Conflict Minerals Reporting Template as part of becoming an approved supplier to Edwards.

Step 4 —          Carry out an Independent Third-Party Audit of Refiner’s Due Diligence Practices

The Conflict-Free Smelter Program’s independent third-party audit process performed on smelters that source from the DRC regions has been identified as acceptable to Edwards.  This includes other programs accepted by the Conflict-Free Smelter Program, including the certification processes of the London Bullion Market Association (LBMA), The Responsible Jewellery Council (RJC), and the Tungsten Industry — Conflict Minerals Council (TI-CMC).  To be identified as conflict-free, we require smelters to be certified as conflict-free by one of these certification processes if they are sourcing from the DRC regions.

Step 5 —          Report on Supply Chain Due Diligence

In accordance with the OECD Guidance and the SEC regulations, this Report is available on our website at www.edwards.com/2013conflictmineralsreport.

Due Diligence Results

Smelters

Of the 18 smelters that are identified as, or Edwards has reason to believe are, sourcing conflict minerals from the DRC regions, 13 smelters were certified as conflict-free by the Conflict-Free Smelter Program and listed on the Conflict Free Smelter Program’s website as conflict-free certified.

The remaining five smelters were reviewed against information that was publicly available during the diligence period to determine if there was any reason to believe that the smelters directly or indirectly finance or benefit armed groups in the DRC regions.  This assessment included a review of the 2013 interim and 2014 final reports to the United Nations by the UN Group of Experts on the Democratic Republic of the Congo, publications by the non-governmental organizations the Enough Project and Global Witness, and a general search of the internet.  None of these five smelters were identified through this review to directly or indirectly finance or benefit armed groups in the DRC regions.

Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC regions:

a.              Communicate our conflict minerals policy, which references the OECD Guidance, to our suppliers, and to customers who request conflict minerals information;

b.              Include a conflict minerals clause in new or renewed supplier contracts;

c.               Engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses; and

d.              Engage directly (or indirectly through suppliers) smelters sourcing from the DRC or surrounding regions to become conflict free certified by the Conflict Free Smelter Program.

Statements and Risk Factors

The statements made in this Report are based on the RCOI and due diligence process performed in good faith by Edwards. These statements are based on the infrastructure and information available during the diligence period.  A number of factors could introduce errors or otherwise affect the information in this Report.

These factors include, but are not limited to, incomplete, erroneous or omitted supplier or smelter data; the pending definition of “smelter”; confusing language contained in the SEC regulations; insufficient supplier and smelter education and knowledge during this first year of compliance with SEC regulations; timeliness of data; public information not discovered during a reasonable search; errors in public data; language barriers and translation issues; oversights or errors in conflict-free smelter audits; DRC sourced materials being declared secondary materials; companies going out of business during 2013; certification programs not being equally advanced for all industry segments and metals; and smuggling of conflict minerals to countries beyond the DRC regions.